Exhibit 99.1

CELLECTIS

A Société Anonyme with a share capital of €1,751,443.70

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris Trade & Companies Register (RCS) 428 859 052

April 28, 2015

Dear Shareholder,

As a shareholder of Cellectis, you are hereby invited to the Combined Ordinary and Extraordinary General Meeting to be held at 2:30p.m. on May 18, 2015 at Company’s office located 11 rue Watt – 75013 Paris, to deliberate the following agenda:

Agenda for the Ordinary General Meeting

•	Reading of the Board of Directors’ management report and presentation by the Board of Directors of the annual financial statements for the fiscal year ended December 31, 2014,

•	Reading of the Statutory Auditors’ Reports on the performance of their duty during the aforementioned fiscal year and the agreements referred to in article L. 225-38 of the French Commercial Code (Code de Commerce),

•	Approval of the annual financial statements for the fiscal year ended December 31, 2014,

•	Reading of the Statutory Auditors’ Reports on the consolidated financial statements for the fiscal year ended December 31, 2014,

•	Reading of the management report regarding the group and presentation by the Board of Directors of the consolidated financial statements for the fiscal year ended December 31, 2014,

•	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014,

•	Allocation of income for the fiscal year ended December 31,2014,

•	Review of the related party transaction referred to in articles L. 225-38 and following of the French Commercial Code (Code de Commerce),

•	Reappointment of Mr. André Choulika as a Director,

•	Reappointment of Mr. David Sourdive as a Director,

•	Reappointment of Mr. Alain Godard as a Director,

•	Appointment of a new Director (Mr. Jean-Marie Messier),

•	Approval of the regulations pertaining to the stock option or stock purchase plan adopted by the Board of Directors on March 24, 2015,

Agenda for the Extraordinary General Meeting

•	Amendment of Article 18 of the Company’s Articles of Association to comply with Decree No. 2014-1466 dated December 8, 2014.

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